Exhibit 99.1

New Pacific Announces 2023 AGM Results and Appoints New Directors

VANCOUVER, BC, Dec. 1, 2023 /CNW/ - New Pacific Metals Corp. ("New Pacific" or the "Company") (TSX: NUAG) (NYSE American: NEWP) is pleased to report that all matters submitted for approval at New Pacific's annual and special meeting of shareholders held today ("AGM") as set out in the Company's Notice of Meeting and Management Information Circular, both dated October 25, 2023, were approved by the requisite majority of votes cast at the AGM. A total of 135,408,255 common shares, representing 79.23% of the votes attached to all outstanding shares as at the record date for the meeting, were represented at the AGM.

The details of the voting results for the election of directors are set out below:

	Votes For		Withheld
Director	Number	Percentage	Number	Percentage
Andrew Williams	124,034,097	99.82%	229,529	0.18%
Dickson Hall	123,968,608	99.76%	295,018	0.24%
Martin Wafforn	113,917,547	91.67%	10,346,079	8.33%
Maria Tang	123,978,547	99.77%	285,079	0.23%
Dr. Peter Megaw	123,735,935	99.58%	527,691	0.42%
Paul Simpson	124,056,817	99.83%	206,809	0.17%
Myles Gao	124,055,065	99.83%	208,561	0.17%

Shareholders also approved the share-based compensation plan and the re-appointment of Deloitte LLP as auditors of the Company for the ensuing year. Final results for all matters voted on at the AGM will be filed on SEDAR+ at www.sedarplus.ca and on the Company's website at www.newpacificmetals.com.

The Company would like to welcome Andrew Williams and Myles Gao to the Board of Directors.  Dr. Rui Feng and Mr. Terry Salman did not stand for re-election as directors. The Company thanks Dr. Rui Feng for his leadership and vision over the past several years, and thanks Mr. Terry Salman for his invaluable contributions to the Company.

Mr. Williams is the CEO of the Company. Prior to joining New Pacific, Mr. Williams spent the last 11 years with SEC-registered investment fund Sun Valley Gold LLC, most recently as portfolio manager. Mr. Williams began his career at Deloitte providing audit and financial advisory services to mining companies in Vancouver. Mr. Williams holds a Bachelor of Commerce with Honours from the University of British Columbia and is a Chartered Professional Accountant and a Chartered Business Valuator.

Mr. Gao is a seasoned geologist and mining executive with over 30 years of experience. He has extensive experience in mining and exploration projects both in Canada and in other jurisdictions. Mr. Gao received a Master of Science in Geology from the Laurentian University.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company with three precious metal projects in Bolivia. The Company's flagship Silver Sand project has the potential to be developed into one of the world's largest silver mines. New discoveries and exploration success at the Carangas Silver-Gold Project and the Silverstrike Silver-Gold Project further display the Company's capability of growing its shareholders' value through careful project identification, acquisition, thorough geological study and well-planned drilling.

For further information, please contact:

Andrew Williams, Chief Executive Officer
New Pacific Metals Corp.
Phone: (604) 633-1368 Ext. 236
1750-1066 Hastings Street, Vancouver, BC V6E 3X1, Canada
U.S. & Canada toll-free: 1-877-631-0593
E-mail: invest@newpacificmetals.com
For additional information and to receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

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SOURCE New Pacific Metals Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/December2023/01/c5945.html

%CIK: 0001369085

CO: New Pacific Metals Corp.

CNW 17:15e 01-DEC-23